

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 26, 2006

Ms. Nancy M. Swyer
Corporate Secretary
Big Sky Energy Corporation
Suite 750, 440 – 2nd Avenue SW
Calgary, Alberta Canada T2P 5E9

> **Re:** **Big Sky Energy Corporation**
> **Item 4.01 Form 8-K Filed May 11, 2006**
> **Item 4.01 Form 8-K/A Filed May 19, 2006**
> **Response letter dated June 14, 2006**
> **Item 4.01 Form 8-K/A Filed June 15, 2006**
> **Item 4.01 Form 8-K/A Filed July 21, 2006**
> **Response letter dated July 20, 2006**
> **File No. 000-28345**

Dear Mr. Gaston:

We have reviewed your Item 4.01 Form 8-K and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Ms. Nancy M. Swyer
Big Sky Energy Corporation
July 26, 2006
Page 2

Form 8-K/A filed July 21, 2006

1.	We note your response to comment one of our letter dated June 27, 2006. Please remove the references to any exhibits that were removed by amendment as they are no longer contained in your filing. We note such references in the Form 8-K in the last sentences of the 2nd and 4th paragraphs.

2.	We note your response to comment two of our letter dated June 27, 2006. We find your explanation of the litigation confusing. We reissue our comment two of our letter dated June 27, 2006. To assist you in preparing disclosure using plain English you may wish to read, "A Plain English Handbook," which may be found at http://www.sec.gov/pdf/plaine.pdf. Please call us at the phone number listed below to discuss this comment further.

3.	Please remove the note under Section 9 of your Form 8-K, as information presented under Item 4.01 is required to be filed. Refer to General Instruction B on Form 8-K for additional information.

	As appropriate, please amend your filing and respond to these comments within 5 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3688, if you have questions regarding this comment and related matters.

Sincerely,

Ryan C. Milne
Staff Accountant

cc: via facsimile
        W. Scott Lawler, Esq.
        (951) 506-8877